KLEIN RETAIL CENTERS, INC.
330 Intertech Parkway, 3rd Floor
Angola, Indiana 46703

November 8, 2010

Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3010
Washington, DC 20549

Re:	Klein Retail Centers, Inc.
Registration Statement on Form S-11
File No. 333-157962

Ms. Garnett:

Klein Retail Centers, Inc. hereby requests acceleration of effectiveness of its registration statement on Form S-11, File no. 333-157962.  The Company requests qualification to be effective as of 3:00 p.m., Friday, November 12, 2010 or as soon thereafter as possible..

Accompanying this letter is a letter of even date from the Company acknowledging certain matters regarding the role of the Securities and Exchange Commission in declaring this registration statement effective.

Sincerely,
KLEIN RETAIL CENTERS, INC.

By /s/ Kenneth Klein
President